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Level Therapy

A mobile platform that allows patients to have therapy sessions from anywhere. Edit Profile

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: https://www.trylevel.com

Share:

American Adults With Diagnosable Mental Health Disorder	Annual Cost Of Workplace Stress (U.S.)
43M	$190 Billion

- Investors include 500 Startups and Stonewood Investors
- Customers include Teach For America
- Media mentions include Inc., TechCrunch, and Huffington Post, among others
- Mental health is a $32 billion industry in the United States alone

- Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $150,000
- Offering Type: Side by Side Offering

"[Level Therapy] allows our teachers to easily access services that would otherwise be challenging to obtain." John Stoneburner, Teach For America

Level Therapy provides treatment tools and video access to licensed psychotherapists, all through the patient's mobile phone.

Stigma, cost, and access are three of the main reasons Americans do not seek treatment for their diagnosable mental illnesses. We have addressed all of these points of frustration with Level Therapy. We have addressed stigma by designing a pleasurable app experience that is discreet and confidential. Our session rates are lower than the nationwide average, and we have increased access by providing treatment through an app that that is accessible on mobile devices.

Product & Service

Level Therapy is a mobile app that allows patients to have sessions with licensed therapists through video chat. Once a patient creates an account, they can get started. As soon as they click the "Get Started" button, we enter the patient into a text chat with one of our intake specialists to ask a couple of questions to better understand what the patient is experiencing, as well as if they have any preferences for the type of therapist they would like to work with. We are able to treat mood disorders, anxiety disorders, substance abuse disorders, obsessive-compulsive disorders, and bipolar disorders.

In addition to the mobile app, we have a web app that was created for all of our clinicians to manage care and patient health records. We call this tool The Frame. The Frame is where our clinicians manage their availability, have sessions, and update all of their public facing information.

Benefits to Our Patients

- Convenient access

- Cheaper session rates

- Access to specialized content

- Patient-specific diagnosis and consultation

Benefits to Our Clinicians

- Telehealth allows them to use the full scope of their license(s)

- They no longer have to manage billing and collections

- We help them find patients

We believe real, integrated change happens through the relationship between the therapist and patient. Our product is designed to foster this relationship by matching the patient with the right therapist, providing targeted content, and affordable care. This is an approach that sets us apart from our competition.

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Media Mentions

Inc.   TechCrunch   THE HUFFINGTON POST   BLACK ENTERPRISE   Pacific Standard   1776

mobihealthnews   Mission & Values   DESIGNERS + GEEKS   MedCity News      Nasdaq

Team Story

The company was born out of problems that both co-founders were experiencing.

Dan was going through a rough break-up and was looking for a therapist. After having a very off-putting experience while using another online service, he felt there should be a better solution available to patients. Instead of booking a second session, he called long time friend and therapist, Coley Williams, to discuss the feasibility of creating a solution that was different and better.

Coley was experiencing similar challenges as a therapist with her own private practice. She was having challenges marketing her practice, finding new patients, managing billing and collections, as well as navigating the insurance landscape. After realizing she was not trained in many of these disciplines, she joined Dan to build what would become Level Therapy.

Meet the Founders



Coley Williams
CHIEF MEDICAL OFFICER

Coley co-founded the company with Dan in October 2015. She has served as the company's Chief Medical Officer since September 2016. Since 2009, Coley has practiced psychotherapy, first under supervision and most recently in private practice as a Licensed Marriage and Family Therapist. Coley has taught psychology at both the University and Master's levels and has worked as a mental health consultant for Teach for America in the Los Angeles area. Coley graduated with a BA from Wake Forest University and has a Masters of Arts in Marriage and Family Therapy with Specialty in Clinical Art Therapy from Loyola Marymount University.



Dan Miller
CEO

Dan co-founded the company, starting in October 2015. He has been CEO and sole director since September 2016, when the company was incorporated. Prior to founding the company, he was an operations consultant at StyleSeat, a wellness-service booking platform, from March to October 2015. He also founded and worked as CEO of Freshsessions, an online platform that helped music artists find and book studio sessions, from September 2013 until February 2015. Dan studied economics at Hofstra University and received an Innovation and Entrepreneurship certificate from Stanford University Graduate School of Business.

Notable Advisors & Investors



500 Startups
Investor, A seed fund and network of startup programs in Silicon Valley.



Stonewood Investors
Investor, Primary focus on early-stage companies with great prototypes and strong teams.

Q&A with the Founder

Q   What is your business model?
:
Level Therapy: We are a mobile platform that provides treatment access and online tools for licensed physical therapists. We aim to be the replacement for the offline model, in which we know that we can increase access on the demand side for patients as well as increase access for our clinicians on the supply side. Our go-to-market strategy is to partner with specific companies that provide benefits to its employees because we know that we can provide reimbursable services – and we believe we can do so in a very communal way that decreases stigma and increases access. Currently we're working with Teach for America and at the same time, we're allowing organic customers to download the app and get treatment as well. Those services are not reimbursable; they are only reimbursable with the partners that we work with.

Q   Can you provide a quick breakdown of how the app will be used?
:
Level Therapy: From the customer perspective: a patient with a mood disorder would download the app; they would create an account. The very first interaction is that we enter them into a chat with one of our licensed specialists. These people are grad students and part time. They ask four questions just to get a sense of what the patient is experiencing and whether they have any preferences for the type of clinician they want to work with. That gives us an idea of who we should recommend that they work with. That's the next step: we say we have these three options (for example) that are a great fit. After they close the chat, they'll look at the profiles of the three clinicians as well as the profile of each of the three and then book a free 20-minute consultation. They will hold the consultation through a video chat. If it's a good fit, they will continue to book with that therapist. If that is not a good fit, they can reschedule with a different clinician. Additionally, if there was not a good fit, was it on our end or where the clinicians bad? We ask each client to fill out a form. Each session after the free consultation is $99, and if you're a partner or an employee, you'll pay your co-pay, but if you're out of network, you'll pay the $99. All sessions are video-chats. From a therapist's perspective: our clinician application is available at the bottom of our homepage. We ask some very high level questions to get their name, their proof of licensure, what part of the population they prefer to practice with. We take a look at that at the end of the week and we decide who we should actually follow up with. During the interview, we dig deeper into a theoretical orientation of these clinicians and their experience with tele-medicine. This takes ~30-45 minutes to vet them. If they do get through the vetting process, we invite them to orientation and onboard them. After that, we send them the application to fill out and sign. After that, they are geofenced in the state that licensed them and patients can see them and book.

Q   What kind of traction are you seeing with the physicians?
:
Level Therapy: We've had considerable traction in that arena. We have about 40 within our network and we're practicing across 7 states. The initial part came from my co-

founder's network, she is a licensed therapist in CA. Since then, we have been very successful in getting referrals from clinicians in our network. Additionally, we've also been very successful in attracting clinicians through online advertising ($3.50/physician). Lastly, we're working on some partnerships that will help us bring more clinicians to the table. We're working with the American Psychological Committee. They will be advertising Level Therapy to all new members and let them know that Level is an option.

Q: How do you check Clinician credentials?

Level Therapy: There is a federal database which designates who is accredited and what services are reimbursable in what states and what is not. They have a database of all clinicians in the country. One of the 5 questions that we ask during the initial application is for the clinician's license ID and so we check the database to see if they are actually accredited and in what state.

Q: What is your fee structure?

Level Therapy: The clinicians and Level split the commissions 50-50.

Q: What are your exit opportunities?

Level Therapy: There are a lot of strategic partners for which Level is not a product that they would build and a lot of companies that have traditionally been hospital networks and insurance providers (Kaiser, BCBS, etc.). Their business models are not really designed to innovate the way we are right now. They are definitely potential acquirers. Additionally, as we are acquiring additional amounts of IP, we believe companies could be interested in making acquisitions in that department. We could potentially enter an IPO as well.

Q: Could you detail any intellectual property?

Level Therapy: We have developed a proprietary Electronic Health Records (EHR) system designed specifically for therapists. This is being sold as SaaS. We also have a proprietary machine learning system that allows us to effectively match patients with the right therapist and understand which content/assessment tools to send to each patient and at what time, depending on what they are experiencing.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,500,000	US $1,500,000
Minimum investment	$20,000	US $500
Target minimum	US $150,000	US $150,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by the offering end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by the offering end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds



If Minimum Amount Is Raised

- ● Engineering/Product/Su...
- ● Marketing/Legal/Finance
- ● Founder Salaries
- ● Working Capital/Resear...

If Maximum Amount Is Raised

- ● Engineering/Product/Su...
- ● Marketing/Legal/Finance
- ● Founder Salaries
- ● Working Capital/Resear...

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Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Level Therapy's prior rounds by year.

$3250000

$3000000

$2750000

$2500000

$2250000

$2000000

$1750000

$1500000

$1250000

Pre-Seed (Convertible)   Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.



Pre-Seed

Round Size	US $44,200
Close Date	Nov 16, 2016
Security Type	Convertible Note
Valuation Cap	US $1,500,000

Financial Discussion

The company's financial statements can be found in Exhibit B to the Form C of which the Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

Level Therapy General Corporation began operations in September 2016 and has not generated significant operating revenues to date. The company is a development stage company and will be dependent on additional financing, including this offering, in order to have the funds to develop its products and services.

Results of Operations

The independent accountant's review report states that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The company derives revenues from 3 sources. It charges an employer a fee of $20 per session per employee and it charges Level Family Therapy, Inc. (" LFTI") a fee for providing services equal to 50% of each fee that LFTI collects from a patient. The company separately sells its proprietary electronic health records system designed for therapists as SaaS. In 2016, the company did not charge any fees to LFTI. It intends to start collecting fees in July 2017. In addition, the company has been providing its software at no cost to therapists as it seeks user feedback and makes product enhancements.

In 2016, the company entered into an agreement with Teach for America to provide sessions to its employees in the Los Angeles region for a fee of $4,000. The company records that fee on its balance sheet as deferred revenue and recognizes revenue as Teach for America employees utilize sessions. The company's net revenues for the year ended December 31, 2016 were $5,247. These revenues derived from fees paid by patients not affiliated with Teach for America paying out of pocket for sessions and from a small number of sessions provided to Teach for America employees. At December 31, 2016, the remaining Teach for America fee represented deferred revenues of $3,625.

To determine the company's gross profits, the costs of net revenues, which include the fees paid to therapists, are deducted. For the year ended December 31, 2016, the company's costs of net revenues were $15,855, which consisted of the fees paid to therapists, the portion of fees retained by LFTI and professional fees and travel costs associated with negotiating the transaction with Teach for America, resulting in a gross loss of $10,608.

The company's operating expenses consist of general and administrative costs and sales and marketing expenses. Operating expenses for the year ended December 31, 2016 amounted to $81,939, largely due to $80,464 in general and administrative expenses we incurred to pay our outside lawyers to set up the company, to pay other professionals for systems design and development and for other expenses associated with establishing the business. Our remaining expenses came from our initial marketing efforts. The company also incurred $171 in interest expense that accrued on the convertible notes the company issued in November 2016. See "—Liquidity and Capital Resources" below.

As a result of the foregoing factors, the company's net loss for 2016 was $92,718.

Since the end of 2016, the company has entered into agreements to provide services to employees in 2 additional Teach for America regions on terms similar to its initial agreement in Los Angeles. We have continued to recognize revenues from the initial Teach for America agreement and from new and continuing clients paying out of pocket. The company's expenses have increased in the first 4 months of 2017 as we have hired engineers and paid for some services rendered in 2016 in which the providers agreed to be paid on a deferred basis.

Liquidity and Capital Resources; Future Trends

At December 31, 2016, the company had $542 in cash in its bank account and total assets of $92,284. Most of the company's assets consist of amounts owed to the company by its founders and LFTI. See "Related party transactions" in Exhibit A to the Form C. At April 30, 2017, the company had approximately $35,00 cash on hand. Currently, we estimate our burn rate (net cash out) to be on average $10,000 per month.

To date, the company has funded its operations through the issuance of a KISS note for $125,000 and the issuance of convertible promissory notes totaling an additional $94,189. See "Ownership and Capital Structure of the Company – Other classes of securities of the company" in Exhibit A to the Form C and "Recent Offerings of Securities" below.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, and depending on the amount of cash on hand, it will seek to secure a loan.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

In December 2016, we issued 17,000,000 shares of common stock, par value $0.000001 per share, to our 2 founders in reliance on Section 4(a)(2) of the Securities Act, for $17. The shares are subject to vesting terms contingent on the founders' continued service to the company.

On November 15, 2016, we issued the KISS in reliance on Regulation D under the Securities Act, for consideration of $125,000. The proceeds of this offering were used to fund the company's operations.

On November 14, 2016, we issued convertible promissory notes in reliance on Section 4(a)(2) of the Securities Act, for consideration of $44,189. The proceeds of this offering were used to fund the company's operations.

On December 15, 2016, we issued a convertible promissory note in reliance on Regulation D under the Securities Act, for consideration of $50,000. The proceeds of this offering were paid to the company in January 2017 and used to fund the company's operations.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods that include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape



Global digital health market from 2015 to 2020, by major segment (in billion U.S. dollars). In 2017, the mobile health market is expected to reach 21 billon U.S. dollars worldwide. In total, the digital health market is expected to reach 206 billion U.S. dollars by 2020, driven particularly by the mobile and wireless health market.

Risks and Disclosures

The company's accountant has included a "going concern" note in its review report. The company may not have enough funds to sustain the business until it becomes profitable. Even if the company raises funds through a crowdfunding round, it may not accurately anticipate how quickly it may use the funds and whether these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.

We are an early stage company. The company has a limited operating history and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the company will succeed.

The company has not formalized its relationship with LFTI. The company will only receive revenues when the services of clinicians contracted by LFTI are engaged through the company's app. LFTI is controlled by Coley Williams, one of the company's founders, and the company will rely heavily on LFTI for its revenues. Without revenues from LFTI, the company would be significantly harmed. Until a formal master services agreement is in place between the company and LFTI, investors are relying on Coley to ensure that any relationship is fair to the company. The company would have no recourse if Coley changed the terms for the relationship such that they benefit LFTI and harm the company.

We operate in a business that is highly regulated; evolving government regulations may increase our costs. While we do not provide clinical services, we support and are dependent upon entities that do. The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Dramatic changes to healthcare regulation (and the changes our clients make in response to them) could present a substantial risk to our business and our cost of operations. Compliance with future laws and regulations may divert management's attention from the operation of the business and may require us to change our practices at an undeterminable and possibly significant expense, which could have a material impact on our ability to provide services at competitive prices.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. The company employs a proprietary machine learning system that allows us to match a patient with the right therapist and a proprietary electronic health records system designed for therapists that the company intends to sell as SaaS. The company has not yet applied for patents for either of these systems. There is no guarantee that the company will obtain patent protection, which may affect the value of our services. It may also lead to unauthorized use or copying of the company's systems. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and the scope of rights of others. Litigation could cause the company to incur substantial costs and divert resources away from running our business, which in turn could materially adversely affect the business.

We rely on third-party clinicians to provide services essential to the success of our business. Our business and growth strategy depend on our ability to maintain and expand a network of qualified providers. Our success depends upon the continued ability of LFTI to grow and maintain a network of qualified therapists. These therapists are not employees of the company or LFTI, but independent contractors. If LFTI is not able to recruit and retain licensed clinicians, it would impact our ability to grow our business and meet the needs of our clients. In any particular market, providers could demand higher payments or take other actions that could result in higher costs for us, less attractive service for our clients or difficulty meeting regulatory or accreditation requirements. Moreover, if LFTI is not able to pay clinicians on a timely basis, they may choose to leave our network.

LFTI may become subject to professional liability claims, which could cause it to incur significant expenses and may require it to pay significant damages if not covered by insurance. Our business entails the risk of professional liability claims against both our providers and LFTI. Although LFTI carries insurance covering professional liability claims in amounts that we believe are appropriate in light of the risks attendant to our business and we require proof of insurance before onboarding a therapist onto our platform, successful liability claims could result in substantial damage awards that exceed the limits of LFTI's and a therapist's insurance coverage, which would impact LFTI's ability to pay the company for its services.

The company currently only has one business customer. The company's business plan is to partner with companies and large organizations to provide their employees access to mobile therapy services as part of their healthcare coverage. As of the date of this offering memorandum, we have only been engaged by Teach for America. To be able to grow our business, we will need to sell our services to more companies.

The company has a number of competitors. While the telehealth market is in an early stage of development, it is competitive and we expect it to attract increased competition, which could make it difficult for the company to succeed. We currently face competition in the telehealth industry for our solution from a range of companies that offer similar solutions, often at substantially lower prices, and that are continuing to develop additional products and becoming more sophisticated and effective. These competitors include TalkSpace and Doctor on Demand, Inc. In addition, large, well-financed health plans have in some cases developed their own telehealth tools and may provide these solutions to their customers at discounted prices.

The telehealth market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity or if our solution does not drive patient engagement, the growth of our business will be harmed. The telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of patients to use, and to increase the frequency and extent of their use of, our solution, as well as on our ability to demonstrate the value of telehealth to employers. Negative publicity concerning our solution or the telehealth market as a whole could limit market acceptance of our solution. If employers or patients do not perceive the benefits of our solution, or if our solution does not drive patient engagement, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of telehealth could limit market acceptance of our services.

If the therapists who provide services through our app are characterized as employees, we would be subject to employment and withholding liabilities. We structure our relationships with the therapists who provide services on our platform in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that the therapists are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state or federal courts were to determine that therapists are employees of the company or LFTI, and not independent contractors, the company or LFTI would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that therapists are our employees could have a material adverse effect on our business.

The company has a small management team. The company depends on the skills and experience of its two founders, Dan Miller and Coley Williams. If the company is not able to call upon Dan or Coley for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

The company has not formalized its bylaws. Bylaws are used by a corporation to organize its internal management, by setting out the rules and responsibilities for shareholders, directors, and officers. As such, investors are relying on the company's founders acting in the best interest of the company and do not have any recourse if the founders take actions that investors do not approve of.

The company is selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. Further, the Crowd Notes do not accrue interest. If you choose to invest, you should be prepared for the possibility that your notes will never convert and will have no value.

In order for the Crowd Notes to convert into shares of Preferred Stock of the company, the company will have to amend its certificate of incorporation. If the Crowd Notes being issued in this offering are to convert into shares of Preferred Stock of the company, the company will need to amend its certificate of incorporation, which will involve legal paperwork and filings with state regulatory authorities. The company is currently a close corporation under Delaware law, which means that no more than 30 shareholders can own its shares and that transfers of the shares are restricted. In addition, as a close corporation, it may not offer any of its shares to the public. If this change doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Crowd Note contains dispute resolution provisions that limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Notes are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

The company will need more money. The company might not sell enough Crowd Notes to meet its operating needs and fulfill its plans, in which case it will cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
› ☐ Pitch Deck and Overview (1 file)	Jan 31, 2017	Folder
› ☐ Product or Service (6 files)	Jan 31, 2017	Folder
› ☐ Financials (1 file)	May 22, 2017	Folder
› ☐ Fundraising Round (1 file)	May 22, 2017	Folder
› ☐ Miscellaneous (2 files)	May 22, 2017	Folder

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